EXHIBIT 99.22

Appendix 3C

Announcement of buy-back

(except minimum holding buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B.  Amended 13/3/2000, 30/9/2001, 11/01/10

Rule 3.8A

Name of entityABN/ARSN

Rio Tinto Limited96 004 458 404

We (the entity) give ASX the following information.

Information about buy-back

1Type of buy-backSelective buy-back

2	+Class of shares/units which is the subject of the buy-back (eg, ordinary/preference)

Ordinary

3	Voting rights (eg, one for one)One for one

4	Fully paid/partly paid (and if partly paid, details of how much has been paid and how much is outstanding)

Fully paid

5	Number of shares/units in the +class on issue

412,414,348

6	Whether shareholder/unitholder approval is required for buy-back

Yes – obtained on 2 May 2018

7Reason for buy-backReturning proceeds from disposal of assets

+ See chapter 19 for defined terms.

11/01/2010

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8	Any other information material to a shareholder’s/unitholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)

N/A

On-market buy-back

9	Name of broker who will act on the company’s behalf

N/A

10	Deleted 30/9/2001.N/A

11	If the company/trust intends to buy back a maximum number of shares - that number

Note: This requires a figure to be included, not a percentage.

N/A

12	If the company/trust intends to buy back shares/units within a period of time - that period of time; if the company/trust intends that the buy-back be of unlimited duration - that intention

N/A

13	If the company/trust intends to buy back shares/units if conditions are met - those conditions

N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back

N/A

15Price to be offered for sharesN/A

+ See chapter 19 for defined terms.

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Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back

The buy-back is a tender offer buy-back. As such, it is technically a selective buy-back, but is similar in nature to an equal access buy-back. Accordingly, relevant  details  are included  in the section below.

17	Number of shares proposed to be bought back

See below

18	Price to be offered for sharesSee below

Equal access scheme

19	Percentage of shares proposed to be bought back

Approximately 10%

20	Total number of shares proposed to be bought back if all offers are accepted

Up to 41.2 million

21	Price to be offered for sharesTo be determined by tender offer process

22	+Record date for participation in offer

Cross reference: Appendix 7A, clause 9.

26 September 2018

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

or, for trusts only:

1.	The trust is in compliance with all requirements of the Corporations Act as modified by Class Order 07/422, and of the trust’s constitution, relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/TIMOTHY A. PAINE	Date: 20/09/2018
Print name:	(Director/Company secretary) Timothy A Paine

+ See chapter 19 for defined terms.

11/01/2010

Appendix 3C  Page 3